| | |
|---|---|
| Client: | **JP MORGAN CHASE & CO** |
| Type: | **FWP** |
| Job: | **27950_049/DP52594_FWP-BALANCED** |
| Date: | **01/13/2015 02:49 PM** |

# Submission Data File

## General Information

| | |
|---|---|
| Form Type* | FWP |
| Subject-Company File Number | 333-199966 |
| Subject-Company CIK | 0000019617 |
| Subject-Company Name | JP MORGAN CHASE & CO |
| Contact Name | Swenson Marc |
| Contact Phone | 212-450-4572 |
| Filer CIK* | 0000019617 (JPMORGAN CHASE & CO) |
| Filer CCC* | ********** |
| Confirming Copy | No |
| Notify via Website only | No |
| Return Copy | No |
| **Group Name** | |
| SROS* | NYSE |
| **Depositor CIK** | |
| **Depositor 33 File Number** | |
| First Filing Issuing Entity | No |
| Rule 163 | No |
| Rule 433 | Yes |
| (End General Information) | |

## Document Information

| | |
|---|---|
| File Count* | 4 |
| Document Name 1* | dp52594_fwp-balanced.htm |
| Document Type 1* | FWP |
| Document Description 1 | FORM FWP |
| Document Name 2* | slide01.jpg |
| Document Type 2* | Graphic |
| Document Description 2 | Graphic |
| Document Name 3* | slide02.jpg |
| Document Type 3* | Graphic |
| Document Description 3 | Graphic |
| Document Name 4* | crt-dp52594.pdf |
| Document Type 4* | FWP |
| Document Description 4 | PDF OF FORM FWP |
| (End Document Information) | |

## Notifications

| | |
|---|---|
| Notify via Website only | No |
| E-mail 1 | associates.jpm.shelf@davispolk.com |
| E-mail 2 | paralegals.jpm.shelf@davispolk.com |
| E-mail 3 | edgar@davispolk.com |
| (End Notifications) | |

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
Dated January 13, 2015

# J.P.Morgan

## J.P. Morgan Balanced Capital Strength Index 8.5%

### OVERVIEW

The J.P. Morgan Balanced Capital Strength Index 8.5% (the "Index") is a rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the Capital Strength Total Return Index, the PIMCO Total Return Exchange Traded Fund and a Cash Constituent while seeking to maintain a Target Volatility of 8.5%. The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on a composite LIBOR rate.

### Index Features

- The Index has three constituents:
  1. The Capital Strength Total Return Index (the "Equity Constituent").
  2. The PIMCO Total Return Exchange Traded Fund (the "Bond Constituent").
  3. The Cash Constituent bearing interest at a blended rate determined based on the 3-month and 2-month LIBOR rates.
- The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the composite LIBOR rate.
- On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituents (together, the "Target Constituents") with a historic volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.
- If no such portfolio exists, the Index will then select the combination of the Target Constituents with the lowest annualized realized volatility (the "Minimum Variance Portfolio") and scale down the exposure to this Minimum Variance Portfolio so as to have a realized volatility less than or equal to the Target Volatility, and allocate the remaining exposure to the Cash Constituent.
- Published on Bloomberg under the ticker JPUSBLCS <index>.



**Hypothetical historical performance comparison: February 20, 2007 through December 31, 2014**

See "Notes" below. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).

**Hypothetical historical returns and volatilities: February 20, 2007 through December 31, 2014**

| | JPUSBLCS (ER) | SPTR (ER) | LBUSTRUU (ER) |
|---|---|---|---|
| Annualized Return (Excess Return) | 9.84% | 5.79% | 4.07% |
| Volatility | 8.02% | 22.47% | 3.91% |
| Sharpe Ratio | 1.23 | 0.26 | 1.04 |

See "Notes" below.

### Hypothetical historical allocations of the Index (March 1, 2007 – December 31, 2014)



- Equity Weight
- Fixed Income Weight
- Cash Weight

See "Notes" below.

### Hypothetical Annual Returns of the Index (2010 - 2014)

| 2010 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| JPUSBLCS Index | -1.61% | 1.39% | 3.35% | 0.62% | -3.93% | -0.57% | 3.11% | -1.19% | 5.15% | 3.07% | -1.43% | 2.72% | **10.80%** |
| **2011** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 0.93% | 4.19% | 0.34% | 3.62% | 0.57% | -0.99% | -1.96% | -3.58% | -2.69% | 3.39% | -0.27% | 1.97% | **5.30%** |
| **2012** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 3.27% | 1.77% | 3.60% | 0.17% | -2.87% | 2.13% | 1.56% | 0.89% | 1.50% | -2.96% | 1.04% | 0.09% | **10.40%** |
| **2013** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 3.82% | 2.82% | 3.61% | 2.06% | 0.97% | -1.54% | 2.55% | -2.76% | 3.14% | 4.06% | 2.87% | 1.04% | **24.85%** |
| **2014** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | -3.02% | 2.62% | 0.92% | 0.15% | 1.89% | 0.37% | -0.53% | 3.73% | -1.02% | 1.63% | 3.39% | -0.68% | **9.65%** |

Notes: Source: J.P. Morgan & Bloomberg. As of 12/31/2014. The Index is launched as of April 30, 2014. Therefore, the performance depicted is hypothetical performance based on back-tested data. PAST PERFORMANCE AND BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. No guarantee can be given that the Index will outperform the S&P 500® Total Return Index or the Barclays US Aggregate Bond Index in the future. The "S&P500 Index (Excess Return)" and "Barclays US Aggregate Bond Index (Excess Return)" represent hypothetical indices constructed from the total returns of the S&P 500 Index and Barclays US Aggregate Bond Index, respectively, with the returns of the Cash Constituent deducted.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com          January 5, 2015

## The Capital Strength TR Index

- The Capital Strength TR Index aims to provide exposure to well capitalized companies with strong market positions.
- The Capital Strength TR Index is an equal-dollar weighted index and is composed of 50 U.S. securities selected objectively based on cash on hand, debt ratios and volatility that meet the following criteria:
  - be a member of NASDAQ US Benchmark Index (NQUSB);
  - have a minimum three-month average daily dollar trading volume of $5 million;
  - must be in the top 500 securities by float adjusted market capitalization after meeting the above criteria;
  - have at least $1 billion in cash or short term investments;
  - have a long-term debt to market capitalization ratio that is less than 30%;
  - have a return on equity that is greater than 15%;
  - may not be issued by an issuer currently in bankruptcy proceedings; and
  - may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the Capital Strength TR Index.



Begin With the NASDAQ US Benchmark Index

Largest 500 companies with a minimum three-month average trading volume of $5 million

> $1 Billion in Cash

Long-Term Debt to Market Cap < 30%

Return on Equity > 15%

Top 50 companies with the lowest combined short and long term volatility scores are selected

Maximum weight of 30% in any one Industry Classification Benchmark industry

The Capital Strength Index℠

## The PIMCO Total Return Exchange Traded Fund

- An actively managed fund that does not seek to track the performance of an index
- Invests primarily in investment-grade debt securities

## Selected Risks

- JPMS, the index calculation agent, may adjust the Index in a way that affects its level, and JPMS has no obligation to consider your interests.
- The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Target Constituents or achieve its target volatility.
- The level of the Index will include the deduction of a fee and a borrowing cost.
- The daily adjustment of the exposures of the Index to its Target Constituents will vary, and may be partially uninvested in its Target Constituents
- By reducing its exposure to its Equity Constituent, the Index may significantly underperform its Equity Constituent.
- The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent.
- The Index may have significant exposure to its Cash Constituent.
- The returns of the Target Constituents may offset each other or may become correlated in decline.
- The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks and credit risk.
- The Index is subject to the negative impact of an interest deduction.
- The Index comprises notional assets and liabilities.
- The Index and its Target Constituents each have a limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Target Constituents.
- The Capital Strength TR Index is subject to the risk relating to its selection methodology.
- The PIMCO Total Return Exchange Traded Fund is an actively managed fund and is subject to different risks than passively managed funds.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com          January 5, 2015

# J.P. Morgan Balanced Capital Strength Index 8.5%

## OVERVIEW

The J.P. Morgan Balanced Capital Strength Index 8.5% (the "Index") is a rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the Capital Strength Total Return Index, the PIMCO Total Return Exchange Traded Fund and a Cash Constituent while seeking to maintain a Target Volatility of 8.5%. The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on a composite LIBOR rate.

### Index Features

- The Index has three constituents:
1. The Capital Strength Total Return Index (the "Equity Constituent").
2. The PIMCO Total Return Exchange Traded Fund (the "Bond Constituent").
3. The Cash Constituent bearing interest at a blended rate determined based on the 3-month and 2-month LIBOR rates.
- The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the composite LIBOR rate.
- On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituents (together, the "Target Constituents") with a historic volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.
- If no such portfolio exists, the Index will then select the combination of the Target Constituents with the lowest annualized realized volatility (the "Minimum Variance Portfolio") and scale down the exposure to this Minimum Variance Portfolio so as to have a realized volatility less than or equal to the Target Volatility, and allocate the remaining exposure to the Cash Constituent.
- Published on Bloomberg under the ticker JPUSBLCS <index>.

### Hypothetical historical performance comparison: February 20, 2007 through December 31, 2014



See "Notes" below. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).

### Hypothetical historical returns and volatilities: February 20, 2007 through December 31, 2014

|  | JPUSBLCS (ER) | SPTR (ER) | LBUSTRUU (ER) |
|---|---|---|---|
| **Annualized Return (Excess Return)** | 9.84% | 5.79% | 4.07% |
| **Volatility** | 8.02% | 22.47% | 3.91% |
| **Sharpe Ratio** | 1.23 | 0.26 | 1.04 |

See "Notes" below.

### Hypothetical historical allocations of the Index (March 1, 2007 – December 31, 2014)



See "Notes" below.

### Hypothetical Annual Returns of the Index (2010 - 2014)

| 2010 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| JPUSBLCS Index | -1.61% | 1.39% | 3.35% | 0.62% | -3.93% | -0.57% | 3.11% | -1.19% | 5.15% | 3.07% | -1.43% | 2.72% | **10.80%** |
| 2011 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 0.93% | 4.19% | 0.34% | 3.62% | 0.57% | -0.99% | -1.96% | -3.58% | -2.69% | 3.39% | -0.27% | 1.97% | **5.30%** |
| 2012 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 3.27% | 1.77% | 3.60% | 0.17% | -2.87% | 2.13% | 1.56% | 0.89% | 1.50% | -2.96% | 1.04% | 0.09% | **10.40%** |
| 2013 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | 3.82% | 2.82% | 3.61% | 2.06% | 0.97% | -1.54% | 2.55% | -2.76% | 3.14% | 4.06% | 2.87% | 1.04% | **24.85%** |
| 2014 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| JPUSBLCS Index | -3.02% | 2.62% | 0.92% | 0.15% | 1.89% | 0.37% | -0.53% | 3.73% | -1.02% | 1.63% | 3.39% | -0.68% | **9.65%** |

Notes: Source: J.P. Morgan & Bloomberg. As of 12/31/2014. The Index is launched as of April 30, 2014. Therefore, the performance depicted is hypothetical performance based on back-tested data. PAST PERFORMANCE AND BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. No guarantee can be given that the Index will outperform the S&P 500® Total Return Index or the Barclays US Aggregate Bond Index in the future. The "S&P500 Index (Excess Return)" and "Barclays US Aggregate Bond Index (Excess Return)" represent hypothetical indices constructed from the total returns of the S&P 500 Index and Barclays US Aggregate Bond Index, respectively, with the returns of the Cash Constituent deducted.

## The Capital Strength TR Index

- The Capital Strength TR Index aims to provide exposure to well capitalized companies with strong market positions.
- The Capital Strength TR Index is an equal-dollar weighted index and is composed of 50 U.S. securities selected objectively based on cash on hand, debt ratios and volatility that meet the following criteria:
    - be a member of NASDAQ US Benchmark Index (NQUSB);
    - have a minimum three-month average daily dollar trading volume of $5 million;
    - must be in the top 500 securities by float adjusted market capitalization after meeting the above criteria;
    - have at least $1 billion in cash or short term investments;
    - have a long-term debt to market capitalization ratio that is less than 30%;
    - have a return on equity that is greater than 15%;
    - may not be issued by an issuer currently in bankruptcy proceedings; and
    - may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the Capital Strength TR Index.



## The PIMCO Total Return Exchange Traded Fund

- An actively managed fund that does not seek to track the performance of an index
- Invests primarily in investment-grade debt securities

## Selected Risks

- JPMS, the index calculation agent, may adjust the Index in a way that affects its level, and JPMS has no obligation to consider your interests.
- The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Target Constituents or achieve its target volatility.
- The level of the Index will include the deduction of a fee and a borrowing cost.
- The daily adjustment of the exposures of the Index to its Target Constituents will vary, and may be partially uninvested in its Target Constituents
- By reducing its exposure to its Equity Constituent, the Index may significantly underperform its Equity Constituent.
- The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent.
- The Index may have significant exposure to its Cash Constituent.
- The returns of the Target Constituents may offset each other or may become correlated in decline.
- The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks and credit risk.
- The Index is subject to the negative impact of an interest deduction.
- The Index comprises notional assets and liabilities.
- The Index and its Target Constituents each have a limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Target Constituents.
- The Capital Strength TR Index is subject to the risk relating to its selection methodology.
- The PIMCO Total Return Exchange Traded Fund is an actively managed fund and is subject to different risks than passively managed funds.